Supplement Dated May 7, 2014
To The Current Prospectus and Statement of Additional Information

ING GoldenSelect Generations

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	Voya Index Plus SmallCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya International Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Bull	Voya Limited Maturity Bond Portfolio (Class S)
ProFund VP Europe 30	Voya Multi-Manager Large Cap Core Portfolio (Class S)
ProFund VP Rising Rates Opportunities	Voya SmallCap Opportunities Portfolio (Class S)
Voya Growth and Income Portfolio (Class S)	VY Clarion Real Estate Portfolio (Class S)
Voya High Yield Portfolio (Class S)	VY Invesco Equity and Income Portfolio (Class S)
Voya Index Plus Large Cap Portfolio (Class S)	VY JPMorgan Mid Cap Value Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY JPMorgan Small Cap Core Equity Portfolio (Class S)

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund (Class III) **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks high total investment return.
Voya Global Perspectives Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
Voya Global Value Advantage Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income
Voya Growth and Income Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya International Index Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Retirement Conservative Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Russell™ Large Cap Value Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Mid Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya U.S. Bond Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Health Sciences Opportunities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
VY BlackRock Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY Columbia Contrarian Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY Columbia Small Cap Value II Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY DFA World Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY FMR^{SM} Diversified Mid Cap Portfolio* (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
VY Franklin Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY Franklin Mutual Shares Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
VY Franklin Templeton Founding Strategy Portfolio (Class S) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
VY Invesco Comstock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio (Class S2) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY Marsico Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY MFS Total Return Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY MFS Utilities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
VY Morgan Stanley Global Franchise Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY Oppenheimer Global Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and withprudent investment risk.
VY T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price Growth Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks long-term growth through investments in stocks.
VY T. Rowe Price International Stock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY Templeton Foreign Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY Templeton Global Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
VY BlackRock Health Sciences Opportunities Portfolio *(Class S)*	Voya Large Cap Growth Portfolio[1] *(Class S)*
VY BlackRock Large Cap Growth Portfolio *(Class S)*	
VY Marsico Growth Portfolio *(Class S)*	
VY MFS Utilities Portfolio *(Class S)*	Voya Large Cap Value Portfolio *(Class S)*
VY MFS Total Return Portfolio[2] *(Class S)*	VY Invesco Equity and Income Portfolio[1,2] *(Class S)*

[1] These portfolios are closed to new investments and transfers.
[2] These portfolios are designated as Accepted Funds.

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Please note both the VY MFS Total Return Portfolio and the VY Invesco Equity and Income Portfolio are designated as Accepted Funds for purposes of any living benefit rider's asset allocation requirements.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio, if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTIONS

The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and/or to the Invesco V.I. American Franchise Fund.

ING USA Annuity and Life Insurance Company (the "Company") and its Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Funds" to be replaced with the following "Substitute Funds":

Replaced Fund	Substitute Fund
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya Russell™ Large Cap Value Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class S)

The Replaced Funds are currently closed to new investments and transfers. The Substitute Funds are available for new investments or transfers.

The principal purposes of the proposed substitutions are as follows:

- **Implement Business Plan.** The substitutions are another step in the Company's overall business plan to help make the Contracts more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.
- **Influence.** The substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Company. The Substitute Funds will only be available through variable insurance products offered by the Company or their affiliated insurance companies. Consequently, the Board of the Substitute Funds has greater sensitivity to the needs of Contract Owners. The Company believes that the substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion.
- **Reduction of Costs.** Substitute Funds, which are managed by affiliated investment advisers, will allow the Company to reduce costs by consolidating administration of the Substitute Funds with its other funds.
- **Due Diligence.** The substitutions will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

The following lists important information regarding the upcoming fund substitutions:

- Prior to the fund substitutions you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Substitute Funds and reiterate your rights related to the substitutions. You will also receive summary prospectuses for the Substitute Funds.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccounts that invest in the Replaced Funds to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the substitution effective date your investment in a subaccount that invests in a Replaced Fund will automatically become an investment in the subaccount that invests in the corresponding Substitute Fund with an equal total net asset value. Your Contract value immediately before the substitutions will equal your Contract value immediately after the substitutions.
- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to a subaccount that invested in a Replaced Fund will be automatically allocated to the subaccount that invests in the corresponding Substitute Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or call (800) 366-0066.
- The overall expenses of each Substitute Fund are less than the overall expenses of the corresponding Replaced Fund. The fees and expenses of the Substitute Funds will be provided to you prior to the substitution effective date.
- The investment objective and investment policies of each Substitute Fund are similar to the investment objective and policies of the corresponding Replaced Fund. The investment objective of the Substitute Funds along with information about each Substitute Fund's investment adviser/subadviser will be provided to you prior to the substitution effective date.
- After the substitution effective date, the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitutions.

Wells Fargo ING Landmark
Wells Fargo ING Opportunities

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya^TM"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

In connection with the rebranding of ING U.S. as Voya Financial^TM, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	Voya MidCap Opportunities Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya SmallCap Opportunities Portfolio (Class S)
ProFund VP Bull	Wells Fargo VT Index Asset Allocation Fund
ProFund VP Europe 30	Wells Fargo VT Intrinsic Value Fund
ProFund VP Rising Rates Opportunities	Wells Fargo VT Omega Growth Fund
Voya Growth and Income Portfolio (Class S)	Wells Fargo VT Small Cap Growth Fund
Voya International Index Portfolio (Class S)	Wells Fargo VT Total Return Bond Fund
Voya Large Cap Growth Portfolio (Class S)	

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract, along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Service Class 2) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadviser:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P® Index.
Voya Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
Voya Growth and Income Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co., LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Index Plus SmallCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co., LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.
Voya Large Cap Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Russell^{TM} Small Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Russell™ Large Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Value Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya U.S. Bond Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Health Sciences Opportunities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
VY BlackRock Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY Clarion Real Estate Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective

VY Columbia Contrarian Core Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Columbia Management Advisors, LLC
	Seeks total return, consisting of long-term capital appreciation and current income.

VY Columbia Small Cap Value II Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Columbia Management Investment Advisers, LLC
	Seeks long-term growth of capital.

VY FMR^{SM} Diversified Mid Cap Portfolio* (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Fidelity Management & Research Company
 	
* FMR^{SM} is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

VY Franklin Income Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Franklin Advisers, Inc.
	Seeks to maximize income while maintaining prospects for capital appreciation.

VY Franklin Mutual Shares Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Franklin Mutual Advisers, LLC
	Seeks capital appreciation and secondarily, income.

VY Franklin Templeton Founding Strategy Portfolio (Class S) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

VY Invesco Comstock Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

VY Invesco Equity and Income Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

VY Invesco Growth and Income Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

VY JPMorgan Emerging Markets Equity Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

VY JPMorgan Small Cap Core Equity Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
  Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long-term.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY Marsico Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY MFS Total Return Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY MFS Utilities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
VY Morgan Stanley Global Franchise Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY Oppenheimer Global Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price Growth Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks long-term growth through investments in stocks.
VY T. Rowe Price International Stock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY Templeton Foreign Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective

VY Templeton Global Growth Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Templeton Global Advisors Limited
	Seeks capital appreciation. Current income is only an incidental consideration.

IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	*Surviving Portfolios*
VY BlackRock Health Sciences Opportunities Portfolio *(Class S)* VY BlackRock Large Cap Growth Portfolio *(Class S)* VY Marsico Growth Portfolio *(Class S)*	Voya Large Cap Growth Portfolio[1] *(Class S)*
VY MFS Utilities Portfolio *(Class S)*	Voya Large Cap Value Portfolio *(Class S)*
VY MFS Total Return Portfolio[2] *(Class S)*	VY Invesco Equity and Income Portfolio[2] *(Class S)*

[1] *This portfolio is closed to new investments and transfers.*
[2] *These portfolios are designated as Accepted Funds.*

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Please note both the VY MFS Total Return Portfolio and the VY Invesco Equity and Income Portfolio are designated as Accepted Funds for purposes of any living benefit rider's asset allocation requirements.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio, if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTIONS

The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and/or to the Invesco V.I. American Franchise Fund.

ING USA Annuity and Life Insurance Company (the "Company") and its Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Funds" to be replaced with the following "Substitute Funds":

Replaced Fund	Substitute Fund
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya Russell™ Large Cap Value Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class S)

The **Invesco V.I. American Franchise Fund** is currently closed to new investments and transfers. Each Substitute Fund is available for new investments or transfers.

The principal purposes of the proposed substitutions are as follows:
- **Implement Business Plan.** The substitutions are another step in the Company's overall business plan to help make the Contracts more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.
- **Influence.** The substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Company. The Substitute Funds will only be available through variable insurance products offered by the Company or their affiliated insurance companies. Consequently, the Board of the Substitute Funds has greater sensitivity to the needs of Contract Owners. The Company believes that the substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion.
- **Reduction of Costs.** Substitute Funds, which are managed by affiliated investment advisers, will allow the Company to reduce costs by consolidating administration of the Substitute Funds with its other funds.
- **Due Diligence.** The substitutions will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

The following lists important information regarding the upcoming fund substitutions:
- Prior to the fund substitutions you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Substitute Funds and reiterate your rights related to the substitutions. You will also receive summary prospectuses for the Substitute Funds.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccounts that invest in the Replaced Funds to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the substitution effective date your investment in a subaccount that invests in a Replaced Fund will automatically become an investment in the subaccount that invests in the corresponding Substitute Fund with an equal total net asset value. Your Contract value immediately before the substitutions will equal your Contract value immediately after the substitutions.
- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to a subaccount that invested in a Replaced Fund will be automatically allocated to the subaccount that invests in the corresponding Substitute Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or call (800) 366-0066.
- The overall expenses of each Substitute Fund are less than the overall expenses of the corresponding Replaced Fund. The fees and expenses of the Substitute Funds will be provided to you prior to the substitution effective date.
- The investment objective and investment policies of each Substitute Fund are similar to the investment objective and policies of the corresponding Replaced Fund. The investment objective of the Substitute Funds along with information about each Substitute Fund's investment adviser/subadviser will be provided to you prior to the substitution effective date.
- After the substitution effective date, the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitutions.